January 5, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street N.E.
Washington, D.C. 20549

Attn:     Mr. Joseph Kempf
Mr. Robert Littlepage

Re:    Illinois Tool Works Inc.
Form 10-K for the Year Ended December 31, 2022
Filed on February 10, 2023
File No. 001-04797

Dear Mr. Kempf and Mr. Littlepage:

Illinois Tool Works Inc. (the "Company" or "ITW") hereby submits its response to your comment letter dated November 7, 2023 with respect to the Company's Form 10-K for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission (the "Commission") on February 10, 2023. To facilitate your review, the full text of your comment is set forth below in italics followed by ITW's response.

Form 10-K for the Year Ended December 31, 2022, Filed on February 10, 2023
Management's Discussion and Analysis
Consolidated Results of Operations, page 21

1.We note your discussion of your results of operations does not directly address material changes in the consolidated expense line items cost of revenues and selling, administrative, and research and development. Please refer to Item 303(b) of Regulation S-K and discuss in future filings, qualitatively and quantitatively, the factors resulting in material changes in your reported consolidated expense line items, including a discussion of material changes within a line item where several factors offset one another.

ITW Response:

In response to the Staff’s comment and pursuant to Item 303(b) of Regulation S-K, in future filings, the Company will ensure that its period-over-period discussion of results of operations directly addresses, qualitatively and quantitatively, the factors resulting in material changes in reported consolidated expense line items, including a discussion of material changes within a line item where several factors offset one another.

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at 224-661-7414.

Sincerely,

/s/ Randall J. Scheuneman

Vice President & Chief Accounting Officer
Illinois Tool Works Inc.
155 Harlem Avenue
Glenview, IL 60025